March 10, 2010

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Re:	Echelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009

Dear Ms. Collins:

This letter is submitted in response to your letter dated March 9, 2010 setting forth an additional comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of Echelon Corporation (“Echelon” or the “Company”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Certain Relationships and Related Transactions Independence (incorporated from definitive proxy materials)

Loans to Employees, page 46

1. Refer to prior comment 8 and Item 404(a)(5) of Regulation S-K. Your response that “the Company has satisfied its disclosure obligation with respect to Mr. Harris’ loan,” and that “no revised disclosure would be warranted in this case,” fails to address a portion of (a)(5) that requires disclosure of the largest aggregate amount of principal outstanding during the period for which disclosure is provided (i.e., the Fiscal Year ended December 31, 2008), the amount of the principal paid during the periods for which disclosure is provided and the amount of interest paid during the period for which disclosure is provided. Please provide us with this information and confirm that you will provide disclosure that is responsive to Item 404(a)(5), as applicable, in future filings.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Response to Comment 1:

We acknowledge the Staff’s comment and advise the Staff that during fiscal year 2008, the outstanding principal amount of the loan to Mr. Harris was $1,000,000; no principal payments were made in respect of the loan during that fiscal period (nor were any required to be made). The amount of interest paid by Mr. Harris in respect of the loan during fiscal year 2008 was $45,000. We confirm that the Company will provide disclosure that is responsive to Item 404(a)(5), as applicable, in future filings.

Please contact the undersigned at (408) 938-5243, Kathleen Bloch, Senior Vice President and General Counsel, at (408) 938-5382, or Mike Marszewski, Vice President and Corporate Controller, at (408) 938-5230 with any questions you may have regarding this response. Thank you for your assistance.

Very truly yours,

/s/ Oliver R. Stanfield
Oliver R. Stanfield
Executive Vice President and Chief Financial Officer

cc:	Kathleen Bloch, Echelon Corporation
Mike Marszewski, Echelon Corporation